Choate, Hall & Stewart LLP

Two International Place

Boston, MA 02110

Charles J. Johnson

(617) 248-4020

cjohnson@choate.com

April 4, 2006

BY EDGAR AND FACSIMILE: (202-772-9210)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Viisage Technology, Inc.

Registration Statement on Form S-4

File No. 333-131843

Form 8-K filed March 2, 2006

File No. 0-21559

Identix Incorporated

Form 10-K for the Year Ended June 30, 2005

Form 10-Q for the Quarterly Period Ended September 30, 2005

Form 10-Q for the Quarterly Period Ended December 31, 2005

File No. 1-09641

Ladies and Gentlemen:

On behalf of Viisage Technology, Inc. (“Viisage”) and Identix Incorporated (“Identix”), we are submitting this letter in response to your comment letter dated March 14, 2006 (the “Comment Letter”) with respect to Viisage’s Registration Statement on Form S-4 (the “Registration Statement”), Viisage’s Form 8-K filed March 2, 2006, Identix’ Form 10-K for the year ended June 30, 2005, Identix’ Form 10-Q for the quarterly period ended September 30, 2005 and Identix’ Form 10-Q for the quarterly period ended December 31, 2005, all of which are referenced above. Viisage filed Amendment No. 1 (the “S-4/A”) to the Registration Statement with the SEC today, on EDGAR. Paper copies of this letter and marked copies of the S-4/A, as well as supplemental materials provided pursuant to Rule 418(b) of the Securities Act, are being delivered by overnight mail to Rebekah Toton at the SEC.

The following sets forth Viisage’s and Identix’ responses to the comments included in the Comment Letter. For ease of reference, your comments are set forth below in bold, followed by Viisage’s and/or Identix’ responses. Page references included in the body of Viisage’s and/or Identix’ responses are to the S-4/A.

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Form S-4

General

1.	Your cover letter dated February 14, 2006, indicates that Imaging Automation, Inc. (“iA”) financial statements are not required once you update the financial statements in the current Registration Statement. Be advised that investors need previously furnished financial statements of iA in the current Registration Statement if it is included in audited results for less than 21 months and was at the 70% or greater level. Provide us with the significance test (i.e., asset, purchase price, and income test) of the Imaging Automation, Inc. acquisition and confirm that the acquisition is below the 70% threshold.

Imaging Automation was acquired on October 5, 2004 and has been consolidated in Viisage’s financial statements since that time. The S-4/A includes the audited consolidated results of operations of Viisage for the three years ended December 31, 2005, 2004 and 2003, including the results of operations of iA for a full year in 2005. Viisage hereby confirms that the iA acquisition is below the 70% threshold based on the significance test set forth below. Accordingly, the previously furnished financial statements of iA have not been included in the Registration Statement.

In accordance with Article 3.05(b)(3) of Regulation S-X, the following test compares the financial information of iA for 2003 to Viisage’s pro forma financial statement data for 2003, giving effect to the previously consummated acquisitions in 2004, included in the Form 8-K filed May 21, 2004:

Purchase Price Test:

Imaging Automation purchase price	$40.1 million
Viisage pro forma total assets	$134.3 million
Percentage	29.9%

Total Assets Test:

Imaging Automation assets	$ 3.1 million
Viisage pro forma total assets	$134.3 million
Percentage	2.2%

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Loss from Operations Test:

Imaging Automation loss	$6.4 million
Viisage pro forma loss	$10.4 million
Percentage	61.5%

2.	In an appropriate location at the forepart of the prospectus, expand your disclosure to discuss the reasons why Identix shareholders will have 59% of the combined company while Viisage will dominate the board.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 2 under the heading “The Merger” to expand their disclosure to discuss the composition of the board given that Identix shareholders will own 59% of the combined company.

Cover Page

3.	Please move the last paragraph on this page to a section of the prospectus not subject to Item 501 of Regulation S-K.

In accordance with your comment, Viisage and Identix have moved the relevant paragraph to page 190 of the Registration Statement.

Table of Contents

4.	Item 502(a) of Regulation S-K requires that your table of contents fit on the inside front or outside back cover page. Your current table of contents is six pages long. Please condense this table to reference the location of only the most material sections or subsections of the document.

In accordance with your comment, Viisage and Identix have revised the Registration Statement to condense the table of contents to reference the location of only the most material sections or subsections of the document.

5.	Please move the four paragraphs following the table of contents to a section of the prospectus not subject to Rule 421(d) of Regulation C.

In accordance with your comment, Viisage and Identix have deleted the relevant paragraphs.

Questions and Answers About the Merger

6.	Please add questions and answers regarding: why proposals 2C-2E are required in order to complete the merger; the effect of abstentions and broker non-votes;

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April 4, 2006

householding; and quantification of the benefits principal shareholders, officers, directors and affiliates will receive as a result of the transaction, such as employment agreements and acceleration of vesting of Identix restricted shares upon closing of the merger.

In accordance with your comment, Viisage and Identix have revised the Registration Statement to add the questions and answers or supplement answers to existing questions, as appropriate, on pages II-VI, IX and XI.

What stockholder approvals are required for Viisage?, page III

7.	Revise to state the number of voting shares present, or represented by proxy, that are required to make a quorum for the purposes of voting on each proposal. Provide similar disclosure, in the corresponding Q&A, for Identix.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages VI-VII and VIII to state the number of shares present, or represented by proxy, that are required to make a quorum for the purposes of voting on each proposal.

How many votes do Viisage stockholders have?, page IV

8.	Expand this Q&A to quantify the number of shares officers, directors and their affiliates own and, if known, that they intend to vote them in favor of all proposals. Please provide similar disclosure for Identix officers and directors, and their affiliates, under the Q&A “How many votes do Identix stockholders have?”

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages VII and VIII to quantify the number of shares their respective officers, directors and affiliates own and that they intend to vote them in favor of all proposals.

Summary, page 1

9.	The summary should be brief, should provide a brief overview of the key aspects of the offering, and should not contain all of the detailed information in the prospectus. Currently, your summary (including the question and answer and recent development sections) is 19 pages long and much of the information provided in the summary is repetitive of information provided in your questions and answers section. Please revise this section to identify only those aspects of the offering that are most significant. See Item 503(a) of Regulation S-K.

In accordance with your comment, Viisage and Identix condensed the summary section of the Registration Statement on pages 1 to 6 to identify only those aspects of the offering that are most significant.

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10.	Please include disclosure regarding the number of shares of common stock of Viisage currently outstanding and the estimated number of shares that are issuable to Identix shareholders in the merger.

In accordance with your comment, Viisage and Identix have revised the Registration Statement under the question entitled “Why does Viisage want to increase the number of authorized shares?” on page VII to include disclosure regarding the number of shares of common stock of Viisage currently outstanding and the estimated number of shares that are issuable to Identix shareholders in the merger.

11.	Although we note that both Viisage and Identix are Delaware companies, you should expand your disclosure to provide a brief explanation of any material differences between the rights of security holders of Identix and those of Viisage. See Item 4(a)(4) of Form S-4. There are differences in the governing instruments of the two entities and this should be briefly stated and a cross-reference to the more comprehensive discussion should be given.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 6 under the heading “Comparison of Rights of Holders of Viisage Common Stock and Identix Common Stock” to include a brief explanation of the material differences between the rights of security holders of Identix and those of Viisage and to include a cross-reference to the more comprehensive discussion.

12.	Clarify whether any Viisage or Identix shareholders, other than certain of their officers and directors referenced on pages 7 and 8, have agreed to vote in favor of the merger.

In accordance with your comment, Viisage and Identix have revised the Registration Statement under the questions entitled “How many votes do Viisage stockholders have?” and “How many votes do Identix stockholders have?” on pages VII and VIII to clarify whether any Viisage or Identix shareholders, other than certain of their officers and directors, have agreed to vote in favor of the merger.

Termination of the Merger Agreement; Fees Payable, page 9

13.	Revise this disclosure to discuss the potential impact on the financial position of both Viisage and Identix should they be required to pay this termination fee.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 5 to discuss the potential impact on the financial position of both Viisage and Identix should they be required to pay this termination fee.

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Recent Developments

L-1 Investment and IBT Acquisition, page 12

14.	We note that L-1 Investment Partners, LLC (“L-1”) assigned the rights to the investment agreement and the membership interest purchase agreement to Aston Capital Partners L.P. (“Aston”). Your disclosure indicates that Aston is an affiliate of L-1. Revise to clarify the affiliation and the nature of the relationship between Aston and L-1. Further, clarify your relationship with these entities prior to this transaction. Explain why these transactions were structured in this manner. In addition, since L-1 assigned its rights under the investment agreement to Aston, explain why your document refers to this agreement as the ‘L-1 Investment’ in the filing.

In accordance with your comment, Viisage has revised the Registration Statement on page 7 and has changed all references to the investment agreement to the “Aston Investment.”

15.	Additionally, you should expand your disclosure in the forepart of the prospectus to explain the interrelationship between the Robert LaPenta, James DePalma and Joseph Paresi, L-1, Aston, the Integrated Biometric Technology acquisition and the business combination at hand. As a result of the investment agreement L-1/Aston is now your largest stockholder and Messrs. LaPenta, DePalma and Paresi will all hold executive positions in the combined company. Also, one condition to the merger is that you and L-1 enter into a termination and non-compete agreement in a form satisfactory to Identix. Revise to add a question and answer regarding these interrelationships and, as requested in the comment above, to provide more robust disclosure in your summary (specifically, in your discussion of certain interests of Viisage persons in the merger) and/or recent developments sections.

In accordance with your comment, Viisage has revised the Registration Statement on page V.

Special Note Regarding Forward-Looking Statements, page 14

16.	Please move your discussion on this page to a part of the prospectus that is not subject to Rule 421(d).

In accordance with your comment, Viisage and Identix have moved the relevant discussion to page 38 of the Registration Statement.

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Risk Factors

17.	The practical implications of the requirement that Viisage amend its governing instruments to require a two-thirds vote to change the size of the board or to further amend the articles of incorporation is unclear. It appears that this requirement is another example of certain anti-takeover devices implemented by Viisage. Please revise to include risk factor disclosure regarding this and all other potential anti-take over measures (such as a staggered board) to investors.

In accordance with your comment, Viisage has revised the Registration Statement on page 29 to include disclosure regarding the two-thirds vote requirement to change the size of the board of Viisage and all other potential anti-takeover measures.

Risks Related to the Merger, page 16

18.	Since you disclose on page 100 that the authorization of additional shares of Viisage common stock is required to complete the merger, please add risk factor disclosure that the merger will not be consummated unless Viisage stockholders approve Proposal 2A.

In accordance with your comment, Viisage has revised the Registration Statement on page 11 to include risk factor disclosure that the merger will not be consummated unless Viisage stockholders approve Proposal 2A.

Risks Related to Viisage and the Combined Company After the Merger

Viisage and Identix derive a significant portion of their revenues from a few…page 20

19.	We note your disclosure on page 137 that Viisage has historically derived a significant portion of its revenues from a limited number of customers. Revise this risk factor to highlight both Viisage’s and Identix’ 10% customers for all periods presented in the prospectus. For example, disclose that Viisage had two customers accounting for 31% of total revenues for fiscal 2004 (i.e., Telos Corporation (U.S. Department of Defense) and U.S. Department of State). Please name all 10% customers for both Viisage and Identix for the last three fiscal years here and in your business discussion, as appropriate, pursuant to Item 101(c)(1)(vii) of Regulation S-K to provide a historical context for investors.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 13 to highlight both Viisage’s and Identix’ 10% customers for all periods presented in the joint proxy statement/prospectus.

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Viisage and Identix face intense competition…, page 23

20.	Consider providing the names of the major competitors of Viisage and the combined company, similar to the disclosure on Identix’s competitors disclosed on page 34.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 17 to provide the names of the major competitors of Viisage and the combined company.

Loss of limited source suppliers may result in delays or additional expenses, page 25

21.	You disclose that both Viisage and Identix obtain certain products from a limited number of suppliers. Please tell us if you are substantially dependent upon any of these suppliers, such as Toppan Printing Co. Ltd.

In accordance with your comment, Viisage has revised the Registration Statement on pages 18-19. Identix confirms that it is not substantially dependent on any sole source or limited source supplier.

The acquisitions by Viisage and Identix could result…, page 29

22.	Revise to quantify the amounts of goodwill and intangible assets referenced in this risk factor. We note that there is a significant amount of goodwill associated with this particular transaction. Revise your disclosure to discuss the material reasons for this and the risks, if any, to investors and the business of the combined company from any future material impairments.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 23 to quantify the amounts of goodwill and intangible assets referenced in this risk factor and to discuss the material reasons therefor.

Special Meeting of Viisage Stockholders, page 43

23.	Please revise to disclose the voting agreements entered into by certain directors and officers of Viisage with Identix, similar to the disclosure on the Viisage voting agreements with certain directors and officers of Identix on page 47.

In accordance with your comment, Viisage has revised the Registration Statement on page 43 to disclose the voting agreements entered into by certain directors and officers of Viisage with Identix.

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Proxy Solicitation, page 46

24.	Please quantify the fees to be paid to The Altman Group for the solicitation of proxies. Please also provide similar disclosure regarding the customary fees to be paid to D. F. King & Co. by Identix.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages 45 and 48 to quantify the fees to be paid to The Altman Group and D.F. King & Co. for the solicitation of proxies.

Viisage Proposal No. 1 and Identix Proposal No. 1—The Merger, page 56

Background of the Merger, page 56

25.	Please provide us with a copy of all materials provided to the Boards of Viisage and Identix (i.e., the Board books, etc.) related to this transaction. We note that USBX also received certain forecasts and projections used in the evaluation of the fairness of this transaction. Please also provide us with a copy of these, and all other similar material provided to USBX or Janney, as well.

In accordance with your comment, Viisage and Identix are supplementally providing the Staff with a copy of all materials provided to the boards of directors of Viisage and Identix, as well as the forecasts and projections provided to USBX by Viisage. Pursuant to Rule 418(b) of the Securities Act of 1933, Viisage and Identix respectfully request that the Staff return such materials following the effectiveness of the Registration Statement.

26.	Please describe in detail each material discussion that took place rather than just setting forth a simple timeline. See Items 1005(b) and (c) of Regulation M-A.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages 55-57 to describe in detail each material discussion that took place.

27.	Provide some context to the decision of L-1 to invest $100 million in Viisage and the background of that transaction. Was it contemplated at the time of that agreement that Viisage would engage in some sort of merger or acquisition of other entities in the biometrics and identity solutions sector?

In accordance with your comment, Viisage has revised the Registration Statement on page 55 to provide some context and background to L-1’s decision to invest $100 million in Viisage.

28.	Revise to state the terms, possible structures, and possible valuation ranges proposed by Mr. LaPenta at the December 13, 2005 meeting. Provide similar

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disclosure regarding the discussions between Messrs. LaPenta and Gudis on December 22, 2005.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 56.

Reasons for the Merger, page 58

29.	Please provide a more comprehensive discussion of the reasons for both parties believing that the merger is fair to, and in the best interests of, the respective companies and shareholders. Please clarify that the discussion includes all material factors. Did Viisage or Identix consider continuing as independent companies or other strategic alternatives? Here or elsewhere as appropriate discuss whether there is any material execution risk associated with the merger and the steps that will be undertaken to ensure smooth integration.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages 60-61. In addition, Viisage and Identix confirm that the discussion of the reasons for believing that the merger is fair to, and in the best interests of, their respective companies and stockholders includes all material factors.

Opinion of the Financial Advisor to the Board of Directors of Viisage, page 62

30.	Please revise the disclaimer that the text in this section is “qualified in its entirety” by reference to the full text of the opinion, as this section is required to provide a materially complete description of the fairness opinion and contain all the information Item 1015(b)(6) of Regulation M-A requires.

In accordance with your comment, Viisage has removed the disclaimer.

31.	Include a brief and concise summary for the comparable company trading analysis as well as the comparable transaction analysis explaining why the companies or transactions were selected and why they were comparable to, varied from or were useful in evaluating this transaction or to Viisage. Please also provide this disclosure for the precedent transaction analysis conducted by Janney.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages 65 and 66 to include a brief and concise summary for the comparable company trading analysis as well as the comparable transaction analysis explaining why the companies or transactions were selected by USBX and why they were comparable to, varied from or were useful in evaluating this transaction or to Viisage.

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As stated on page 75 of the filing, Janney selected 21 stock for stock merger transactions from the Information Technology sector for its Precedent Transaction Analysis.

These transactions were useful in evaluating the merger because they represented:

(i)	transactions completed using an equivalent structure (i.e., a stock for stock merger, with 100% of the acquired company’s common shares exchanged for common shares issued by the acquiring company);

(ii)	transactions involving companies in the Information Technology industry, with an emphasis on transactions involving companies competing in industry segments deemed to have similar competitive characteristics to the biometric security industry segment in which both Identix and Viisage compete; and

(iii)	transactions having a total transaction size roughly equivalent to that of the Merger (as of the date of the Fairness Opinion), with values ranging from $133 million to $13.8 billion and a mean value of $1.5 billion and a median value of $465 million.

32.	On page 66, USBX notes that it based its analyses on assumptions that it deemed reasonable. With respect to each analysis, please revise to disclose the material assumptions and estimates used for the particular analysis. For example, certain analyses are based upon forecasts of future results, but these forecasts do not appear to be disclosed. We also note that Janney made numerous assumptions in its analyses and similar revisions should be made to disclosure regarding its fairness determination.

In accordance with your comment and on behalf of USBX, Viisage has revised the Registration Statement on page 63.

In accordance with your comment and on behalf of Janney, Identix is supplementally providing the Staff with Janney’s Research Estimates. Pursuant to Rule 418(b) of the Securities Act of 1933, Identix respectfully requests that the Staff return such materials following the effectiveness of the Registration Statement.

33.	Please revise to provide the information required by Items 1015(b)(2)-(3) of Regulation M-A for the Fairness Opinion of USBX.

In accordance with your comment, Viisage has revised the Registration Statement on page 68 to provide the information required by Items 1015(b)(2)-(3) of Regulation M-A for the Fairness Opinion of USBX.

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34.	Please quantify the fee to be paid to USBX. Also, describe any material relationship with and quantify any consideration paid to USBX in the preceding two years. See Item 1015(b)(4).

In accordance with your comment, Viisage has revised the Registration Statement on page 68 to quantify the fee to be paid to USBX and to describe the material relationship with and consideration paid to USBX in the preceding two years.

Opinion of Financial Advisor to the Board of Directors of Identix, page 67

35.	We note your disclosure on page 68 that investors “may read the Janney opinion for a summary of the procedures followed, factors considered, assumptions made and qualifications and limitations of the review undertaken by Janney in connection with its opinion. The following is a discussion of the methodology Janney used to render its opinion.” Please ensure that this section provides a materially complete description of the fairness opinion and contains all the information Item 1015(b)(6) of Regulation M-A requires. The summary of the procedures followed, assumptions made and limitations on the scope of the review in the body of the proxy statement should be materially complete without reference to the text of the opinion.

In accordance with your comment, Identix has been advised that Janney hereby confirms that this section provides a materially complete description of the fairness opinion and contains all the information Item 1015(b)(6) of Regulation M-A required. The summary of the procedures followed, assumptions made and limitations on the scope of the review in the body of the proxy statement is materially complete, and the reference to the text of the opinion is provided for the stockholders convenience.

36.	Please quantify the fee to be paid to Janney. See Item 1015(b)(4). Please also revise to disclose the maximum amount of contingent fee that Janney could earn upon consummation of this merger for its separate advisory services to Identix.

In accordance with your comment, Identix has revised the Registration Statement on pages 77-78 to quantify the fee to be paid to Janney and to clarify that the Identix board has the sole discretion to make an additional contingent payment to Janney for its advisory services provided in connection with the merger.

Interests of Certain Viisage Persons in the Merger, page 76

Employment and change in control arrangements, page 79

37.

We note that you intend to enter into compensation arrangements with Messrs. Lapenta, DePalma, Paresi, Bailey, Miller and Lazzouni, that you have offered to enter into employment agreements with Dr. Atick and Messrs. Molina and Miller,

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and that the existing employment agreement with Ms. Lindsoe will continue in full force. Revise to disclose the status of these compensation and/or employment offers. Advise why you have not filed these documents at this time.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 81 to update the status of the contemplated compensation arrangements with Messrs. Lapenta, DePalma, Paresi, Bailey, Miller and Lazzouni and employment offers with Dr. Atick and Messrs. Molina and Moar and employment agreement with Ms. Lindsoe. Respectfully, we believe the Staff made a typographical error listing Mr. Miller with the members of Identix management, namely Dr. Atick, Mr. Molina and Ms. Lindsoe, and intended to list Mr. Moar, the Chief Operating Officer of Identix. We have not filed these documents at this time because they have not yet been finalized.

Interests of Certain Identix Persons in the Merger, page 79

38.	Consider expanding this section to include tabular disclosure of the interests of certain Identix persons in the merger (i.e., the compensation to be received pursuant to new employment arrangements, severance arrangements, accelerated vesting of restricted shares, etc.).

In accordance with your comment, Identix has revised the Registration Statement on pages 82-83 to include tabular disclosure of the interests of certain Identix persons in the merger.

Material United States Federal Income Tax Considerations, page 83

Tax Consequences of the Merger, page 84

39.	We note that Heller Ehrman LLP and Choate, Hall & Stewart LLP will render opinions that the merger will qualify as a nontaxable reorganization under the Internal Revenue Code. These opinions will be filed as exhibits to the Form S-4 pursuant to Item 601(b)(8) of Regulation S-K. Please afford us sufficient time to review these opinions and your disclosure. Please ensure that the tax opinions address and express a conclusion for each material federal income tax conclusion.

In accordance with your comment, the tax opinions of Choate, Hall & Stewart LLP and Heller Ehrman LLP have been included as exhibits 8.1 and 8.2 to the S-4/A.

The Merger Agreement, page 87

40.

We note that the summary of the merger agreement is qualified in its entirety by reference to the complete text of the agreement. We also note that the merger agreement contains representations and warranties that are modified, qualified, and have exceptions created by confidential disclosure schedules and that

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shareholders should not rely on the representations and warranties as characterizations of factual information about Viisage and Identix, since they were made as of the date of the merger agreement and are modified in part by the underlying undisclosed schedules. Please narrow these disclaimers so that your disclosure is consistent with the obligation to provide a materially complete description of the agreement in the registration/proxy statement.

In accordance with your comment, Viisage and Identix have narrowed the disclaimers regarding the summary of the merger agreement.

Fractional Shares, page 89

41.	We assume that $8.50 relates to the implied price per share as of a recent date. Please advise and revise to state the reason fractional shares will be paid out at $8.50 per share.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 91 to state the reason fractional shares will be paid out based on a per share value of $8.50.

Proposal No. 2D and Proposal No. 2E, pages 102-03

42.	Revise to disclose the current vote required to change the size of the board and take the other specified actions.

Viisage respectfully refers the Staff to the last sentence of the first paragraph under Viisage “Proposal No. 2D: Proposal to Require Approval of Two-Thirds of the Entire Board of Directors and Independent Directors to Change the Size of the Board of Directors” where the current vote required to change the size of the board is disclosed. In accordance with your comment, Viisage has revised the second full paragraph under Viisage “Proposal No. 2E: Proposal to Provide for the Approval of Two Thirds of the Entire Board of Directors and Independent Directors for Specified Actions” to disclose the current vote required to take other specified actions.

Notes to Unaudited Pro forma Consolidated Condensed Financial Statements, pages 110-113

43.

You disclose various factors that support your conclusion that Viisage is the accounting acquirer. Provide us with further analysis and support for your conclusion. In this regard, explain why each of the factors supports your conclusion beyond what has been disclosed in the footnotes. Identify the senior management position held in the combined company and describe the terms of the employment agreements for each of those positions. Are any of these positions “at will”? We note that there will be two primary divisions subsequent to the merger.

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Tell us the significance of each of these divisions and indicate who holds the key positions in the divisions. Indicate who has discretion in terminating these positions (i.e., BOD or CEO). Tell us how long Viisage has the right to select a majority of the BOD. Describe the composition of the nominating committee and its ability to nominate directors. In addition, tell us whether the significant minority holdings in the combined company are the primary result of L-1’s recent investment.

Viisage determined the acquiring entity by reference to SFAS 141 paragraphs 15 to 19, specifically considering the factors described in paragraph 17. Based on Viisage’s analysis and considering that all of the factors have equal weight, Viisage concluded that the facts and circumstances require that, pursuant to SFAS 141, Viisage be deemed the acquiring entity. A detailed discussion of each of the factors follows.

Paragraph 17a

Subject to the terms and conditions of the merger agreement, Viisage has agreed to exchange 0.473 shares of Viisage common stock for each Identix share of common stock. Based on shares outstanding at December 31, 2005, this exchange will result in the issuance of 42.1 million shares of Viisage common stock to Identix shareholders, or 59% of pro forma shares outstanding. On a fully diluted basis, giving effect to “in the money” options and warrants at the time of consummation of the transaction, the Identix shareholders will own approximately 58% of the combined company. Based on Viisage’s closing share price of $17.69 one day prior to announcement, the exchange ratio equates to $8.37 per share of Identix on a fully diluted basis, representing a 45% premium over Identix’ share closing price on the day prior to the announcement. Based on Viisage’s average closing price of $17.98 for the 10 days prior to the announcement, the share price paid for Identix represents a 62% premium over Identix’ average closing price of $5.24 for the same period.

Prior to entering into the merger agreement, Viisage’s market capitalization was approximately $520 million ($17.98 ten day daily average price pre-merger multiplied by 28.9 million shares outstanding), which was greater than Identix’ market capitalization of $466 million ($5.24 ten day daily average price pre-merger multiplied by 89.0 million shares outstanding). On the last day before the announcement of the merger, the market capitalization for Viisage and Identix was approximately $512 million and $514 million, respectively. As a result of the premium Viisage paid to acquire Identix, the post announcement market capitalization of Identix increased to become greater than Viisage’s and thus the Identix shareholders’ percentage ownership of the combined company is greater than the percentage ownership of the Viisage shareholders.

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Paragraph 17b

As a group, L-1 and its affiliates, including Aston Capital, is the largest single shareholder of Viisage. In the combined company, the group will own approximately 12% of the outstanding shares of common stock on a fully diluted basis considering “in the money” options and warrants. Viisage’s current board members and management will own another approximately 7% of the combined company on a fully diluted basis considering “in the money” options and warrants. As a group, L-1, its affiliates and all current board members, management and principal stockholders of Viisage who have signed voting agreements to vote in favor of the merger will own approximately 18% of the combined company on a fully diluted basis considering “in the money” warrants and options. L-1 and its affiliates acquired substantially all of their interest as a result of the investment made on December 16, 2005. Identix’ single largest institutional shareholder is an institutional investor and will hold approximately 5% of the combined company on a fully diluted basis. Identix’ largest individual shareholder and a member of its management and current board will own less than approximately 1% of the combined company on a fully diluted basis. As a group, Identix’ board members and management who have signed voting agreements to vote in favor of the merger will own approximately 3% of the combined company.

Paragraph 17c

Under the terms of the merger agreement, the board of directors of Viisage will name seven of the twelve seats of the combined company’s board, with Robert LaPenta to serve as chairman. As a group, the seven board members named by the Viisage board will have the ability to name committee chairs and appoint the majority of the members of the audit committee, compensation committee, and nominating and governance committee. The directors will have staggered terms. Four of the five Identix directors will have a two year term and one will have a three year term. Three of the Viisage directors will have a three year term and four will have a one year term. The merger agreement also provides that the Viisage charter will be amended to provide that the full and exclusive power otherwise conferred to the board of directors to evaluate and nominate directors shall be exercised by the nominating and governance committee. In addition, the amended charter will require that any change of the size of the board will require the prior approval of two thirds of the board. By virtue of these provisions, Viisage directors have the ability to nominate a majority of the combined company board for the foreseeable future.

Paragraph 17d

Pursuant to the merger agreement, substantially all of the senior management team of the combined company will be comprised of Viisage management. Specifically, Robert LaPenta will have the combined functions of chairman of the board, chief executive officer and chief operating officer and James DePalma will be the chief financial officer. The divisional heads reporting to them will be Bernard Bailey (with responsibility for substantially

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all of the existing Viisage operations) and James Moar (with responsibility for substantially all of the current Identix operations). Therefore, the senior management functions as defined in SFAS 141 are overwhelmingly dominated by Viisage. Further, pursuant to the merger agreement, the other members of corporate management will be Joseph Atick, vice chairman and chief strategic officer (from Identix); Mark Molina, executive vice president and chief legal officer (from Identix); Joseph Paresi, chief marketing officer (from Viisage); and Mohamed Lazzouni, chief technology officer (from Viisage). Messrs. LaPenta, De Palma and Paresi are expected to provide their services under the terms of a three year services agreement between L-1 and Viisage to be executed prior to the consummation of the merger. Other executives will also enter into three year employment agreements prior to the consummation of the merger.

Paragraph 17e

As discussed above, Viisage is paying a premium of 45% over Identix’ quoted market value based on the closing prices on the day prior to the announcement and 62% based on the average closing prices for the 10 days prior to the announcement. The premium paid resulted in the Viisage shareholder group changing from a majority voting position in the combined company to a minority voting position.

In addition to the considerations described above, Viisage considered the following in determining that Viisage is the acquiring entity:

•	Viisage initiated the transaction;

•	Viisage is the issuer of the securities;

•	prior to the announcement of the merger, Viisage’s ten day average market capitalization ($520 million) exceeded that of Identix ($466 million) for the same period;

•	at December 31, 2005, Viisage’s assets ($294 million) and shareholder equity ($274 million) exceeded Identix’ assets ($218 million) and shareholder equity ($191 million); and

•	on a combined basis (excluding pro forma amortization adjustments) after the acquisition of IBT in December 2005 and SecuriMetrics in February 2006, Viisage’s 2005 revenues exceeded Identix’; its 2005 EBITDA is significantly higher than Identix’ and its 2005 net loss is less than Identix’ as summarized below:

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	(In Millions)
	Viisage	Identix
Revenues	$87.4	$83.5

Net Loss	($7.3)	($8.8)

EBITDA	$10.0	($4.1)

44.	Indicate the ownership interest of equity interest holders on a fully diluted basis. That is, tell us the ownership percentages of each company in the combined company including the vested “in-the-money” stock options and warrants. See paragraph 17 of SFAS 141.

In accordance with your comment, Viisage has revised the Registration Statement on page 120 to disclose the relative percentages of ownership on a fully diluted basis reflecting in the money options and warrants.

45.	Revise to separately present the items that are classified within Stockholder’s Equity on the face of your Pro Forma Balance Sheet. These pro forma adjustments should be presented gross on the face of the pro forma financial statements in order to properly present the associated pro forma items adjusted.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on page 118 to separately present the items that are classified within Stockholders’ Equity on the face of the Pro Forma Balance Sheet.

46.	Revise to disclose the number of vested and unvested stock options and warrants in note 1. Disclose the basis for determining fair value and the amount of intrinsic value associated with the unvested stock options.

Viisage has revised the Registration Statement to disclose the number of vested options and warrants and the method of determining their value in Note 1 and the number of unvested options and their intrinsic value in Note 5.

47.	We note your disclosure in note 5 that discusses your preliminary allocation of the acquisition cost of Identix. Clarify the following with respect to your preliminary allocation.

•	Explain why a significant amount of the purchase price of this acquisition is being allocated to Goodwill. In this respect, explain why your preliminary allocation results in the allocation of approximately 87% of the purchase price to goodwill. This is significantly higher than the 45% premium you paid over the quoted market value of the Identix stock (as you disclose in note 1 on page 110).

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•	Describe for us, in reasonable detail, the process used to identify and value intangible assets to be acquired in connection with this acquisition. Explain how that process complied with the guidance of SFAS 141, paragraphs 37.e, 39 and A14-A28. We note that the intangible assets relate primarily to acquired technology and customer intangibles. Tell us and disclose in the pro forma footnotes the specific intangible assets identified and the value allocated to each specific intangible.

•	Tell us how the fair values of the intangible assets were determined. In this respect, we note that the total estimated fair value of total intangible assets of $70.2 M is less than total fiscal year 2005 revenues reported by Identix of $73.8.

•	As part of your response, explain how you considered whether you were acquiring any in-process research and development. We refer you to paragraph 42 of SFAS 141.

•	Tell us how you determined the fair value of the deferred revenue in accordance with EITF 01-3. Also, refer to EITF 04-11. Explain why the book values were not adjusted in each acquisition displayed in the pro forma financial statements.

•	Provide a similar analysis for the IBT and SecuriMetrics purchase price allocation.

General

As indicated in the head note to the pro forma financial statements, the allocation of the purchase price for each of the Identix, SecuriMetrics and IBT acquisitions is preliminary and will be finalized after obtaining the data necessary to complete the analyses and appraisal of the fair values of the assets and liabilities acquired. Finalization of the allocation of the purchase price could result in material differences between preliminary amounts reflected in the pro forma financial statements and those that will ultimately be reflected in the historical financial statements. The analyses of fair values of the individual acquisitions are in different stages of completion. The following responses should be read in the context of information currently known and available to Viisage management.

Identix Acquisition

The Staff has noted that approximately 87% of the purchase price has been allocated to goodwill while the premium paid by Viisage was 45% over Identix’ market capitalization on the day prior to the announcement. However, as indicated in the response to Comment 43, the premium over the closing average for the 10 days prior to the announcement is 62%, which

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Viisage believes is a more accurate measure of the premium. The premium paid resulted in an increase in purchase price and corresponding goodwill of approximately $231 million (32% of goodwill) calculated based on the closing price of Identix’ stock on the day prior to the announcement and approximately $288 million (40% of goodwill) based on Identix’ 10 day average closing price prior to the announcement of the merger. In addition, the purchase price includes $50.1 million (7% of goodwill) representing the fair value of Identix’ “in the money” stock options and warrants, which is not reflected in Identix’ market capitalization.

Because goodwill is the residual after all other assets and liabilities of the acquired business are valued, it is difficult to quantify the factors that contribute to its recorded amount, particularly in circumstances such as Viisage’s where the process to obtain the information required to value the acquired assets and liabilities is in its preliminary stage and obtaining the information is subject to regulatory, legal and competitive constraints. Nevertheless, Viisage believes that in addition to the factors described in the preceding paragraph, the following factors contribute to goodwill amounts reflected in the pro forma balance sheet for Identix:

•	Identix’ technological development capabilities and intellectual capital (the assembled work force) that do not meet the criteria for separate recognition;

•	expected rapid growth in revenues and profits from large expanding markets for future identity solutions; and

•	expected synergies resulting from providing a comprehensive multimodal product line to current and future customers.

The merger agreement was announced on January 12, 2006. Prior to that date, management of Viisage reviewed publicly available information and performed on site due diligence immediately prior to the announcement. In that constricted time frame, and subsequently, management has been unable to obtain and analyze the information required to perform the valuation on acquired assets and liabilities. In addition, because of regulatory, legal and competitive constraints, information available to Viisage was limited, particularly as it relates to information relevant to the valuation of intangible assets. In this regard, specific information regarding forecasted revenues, cash flows, profitability and the related periods, at the detail necessary to value intangible assets, has not been available. Based on the business, technical and legal due diligence performed to date on a preliminary basis, and considering the requirements of paragraphs 39 and the examples in paragraphs A-14 to A-28 of SFAS 141, Viisage has identified the principal intangible assets to consist of completed technology, both patented and unpatented, and customer contracts and relationships. While Viisage may identify marketing related and contract related intangible assets as it completes its analyses and obtains additional information, it does not believe these assets are likely to be material.

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Under these circumstances, in order to comply with the requirements of Article 11 of Regulation S-X, Viisage has made estimates of intangible assets using a methodology that it believes to be reasonable. In this regard, Viisage preliminarily estimated the fair value of identifiable intangible assets by referring to intangible assets recorded by Identix in prior acquisitions, primarily Visionics in 2002. Viisage considered this a reasonable approach for preliminary estimates of the fair values of identifiable intangible assets because of the comparability of the Visionics business to the current Identix business and because Identix sold its IPS business in fiscal 2004. Based on this methodology, the preliminary estimate of the fair value of Identix’ intangible assets was $70.9 million, or approximately 9% of the excess of the purchase price over the estimated net tangible assets of Identix on the date of the pro forma balance sheet. The purchase price of Visionics was approximately $335 million, of which total intangible assets, including goodwill, approximated $302.8 million and amortizable intangible assets approximated $23.4 million, or 7.7% of total intangible assets. Viisage utilized 9% in its estimate to reflect the impact of Identix’ other acquisitions, including those made in fiscal 2004. In determining the fair values of intangible assets, Viisage did not consider Identix’ fiscal 2005 or calendar 2005 sales as a factor since intangibles are generally valued based on methods that consider future revenues. Viisage has allocated the estimated value of the intangibles, based on the ratio of recorded intangibles from prior acquisitions to total intangibles recorded, as follows:

Acquired technology	$58.9 million
Customer contracts and relationships	9.5 million
Other	2.5 million

$70.9 million

Viisage has revised the Registration Statement to disclose the estimated intangible assets in the notes to the pro forma financial statements.

In connection with its technical due diligence, Viisage also inquired about the existence of projects that might be deemed in-process research and development and, on a preliminary basis, determined that there were no such projects because most research and development projects relate to existing product enhancements and upgrades.

With respect to deferred revenue, Viisage has been informed that the major portion of the balance relates to deferred revenues related to maintenance contracts. For the reasons described above, Viisage has not yet performed a contract by contract valuation. However, it has preliminarily estimated that the recorded balances approximate the fair value of the performance obligations. Viisage has, however, revised the Registration Statement to include a pro forma adjustment to eliminate deferred revenues related to arrangements that do not represent performance obligations as of December 31, 2005.

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SecuriMetrics Acquisition

As discussed above in connection with the Identix transaction, it is difficult to quantify the factors that contribute to the value attributable to goodwill, particularly in circumstances where the information required to perform the valuation is incomplete as it relates to cash flow and profitability forecasts attributed to each intangible asset. However, Viisage believes the factors that contribute to a higher value for goodwill for SecuriMetrics are the expected rapid growth in revenues resulting from increasing demand of SecuriMetrics’ products, market growth and SecuriMetrics’ developmental capabilities and intellectual capital not qualifying for separate recognition as intangible assets.

The purchase agreement for the SecuriMetrics acquisition was executed on February 5, 2006 and the transaction was consummated on February 17, 2006. Prior to the acquisition, Viisage and L-1 performed extensive business and legal due diligence. Viisage is in the process of obtaining and analyzing the information required to perform the valuation of identifiable intangible assets. Viisage has recently engaged an independent valuation firm to analyze and value intangible assets in connection with the preparation of Form 10-Q for the three months ended March 31, 2006. In connection with these analyses, Viisage has considered the existence of the intangible assets by reference to paragraphs A-14 to A-28 of SFAS 141. Based on its due diligence and other inquiries of SecuriMetrics’ management to date, Viisage preliminarily believes that the principal identifiable intangible assets resulting from the acquisition are the license agreement with Iridian Technology for the use of its core iris recognition technology and customer contracts and relationships, primarily with agencies of the US Government.

Viisage preliminarily estimated the fair value of SecuriMetrics’ intangible assets at $4.5 million, or 20% of the goodwill recorded, of which $2.8 million represents the fair value attributed to the Iridian license and $1.7 million is attributable to other intangibles assets, primarily customer contracts and relationships. The value attributable to the Iridian license considered the $2 million paid for the license in 2002, the development of the iris recognition market since that time and the potentially adverse results of the litigation between Iridian and SecuriMetrics. The value attributable to contracts and customer relationships also considered the nature of the current customer base and related contractual arrangements. The pro forma financial statements have been revised to disclose the amounts preliminarily allocated to each class of intangible assets.

Viisage also considered whether SecuriMetrics had research and development projects that might be considered in-process at the time of the acquisition. Viisage discussed the matter with SecuriMetrics management and determined that most of SecuriMetrics’ research and development has been funded through US government development contracts. Viisage is continuing its analysis of the assets and liabilities acquired to assess the existence and value of

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in-process research and development projects, if any. SecuriMetrics does not have significant deferred revenues.

Integrated Biometrics (IBT) Acquisition

The IBT acquisition was consummated on December 16, 2005 and prior to the acquisition, L-1 and Viisage performed extensive business and legal due diligence. In connection with the allocation of the purchase price for the IBT acquisition in January 2006, Viisage engaged a third party valuation firm to analyze and value the intangible assets acquired. That firm issued a draft report, the results of which were reflected and disclosed in the consolidated financial statements included in Viisage’s annual report on Form 10-K filed on March 16, 2006. In connection with the analyses, Viisage considered the existence of intangible assets described in paragraphs A-14 to A-28 of SFAS 141. The valuations included in the draft reports were consistent with Viisage’s preliminary assessments and Viisage’s inquiries and analyses of IBT prior to the acquisition. Neither Viisage nor the third party valuation firm identified any in-process research and development projects. Deferred revenues included in IBT’s balance sheet are not significant and consist of deferred maintenance revenues for which IBT has performance obligations that will be satisfied within one year.

Viisage believes the goodwill resulting from the IBT acquisition is consistent with IBT’s expected rapid growth in revenues and profitability. Significant revenue growth is expected from future awards of competitively bid contracts from new customers, reflecting the expansion of the market and increased demand for IBT’s services.

48.	Your disclosure in note 8 states that the pro forma adjustments include a change in the presentation of Identix amortization to conform to Viisage’s presentation. Tell us the difference between Identix’s and Viisage’s policy. Clarify whether this amortization expense relates to technology based intangible assets. If so, tell us how Viisage’s presentation complies with question 17 of the SFAS 86 Implementation Guide.

The acquired technology of Viisage and Identix consists primarily of software developed by the acquired businesses, the amortization of which has historically been included in operating expenses by Viisage and cost of revenues by Identix. Viisage has reviewed the classification of such amortization and now believes that it is more appropriate to include it in cost of revenues. The amortization of Viisage’s acquired software technology amounted to approximately $300,000 and $1.0 million for 2004 and 2005, respectively, representing approximately 0.6% and 2.2% of Viisage’s cost of revenues and 1.3% and 3.8% of Viisage’s operating expenses for the respective years. Beginning in the third quarter of 2005, Viisage began reporting amortization expense as a separate caption within cost of revenues and operating expenses; as a result, no financial statement captions other than gross margin, amortization expense and total operating expenses were affected in the statement of operations. Viisage performed a SAB 99 analysis and concluded the impact of not classifying

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amortization of acquired software technology in cost of revenues was immaterial qualitatively and quantitatively to all periods presented in the consolidated financial statements included in the Registration Statement. In connection with the analysis, Viisage evaluated the quantitative measures described above, as well as the impact the classification had on the trend of gross margin for the periods presented, none of which were quantitatively material to the statement of operations. In addition, Viisage assessed qualitative factors including whether the classification resulted in changes in earnings trends, compliance with regulatory requirements and debt covenants and effects on management compensation, among other factors, all of which indicated the classification was not material to the statement of operations. Prospectively, Viisage will report amortization expense for acquired software technology within cost of revenues with a reclassification for prior period comparability.

The pro forma statement of operations has been revised to eliminate the pro forma adjustment related to the reclassification of amortization of acquired technology and to present the pro forma adjustment related to the amortization of acquired technology resulting from the Identix transaction as a component of cost of revenues.

49.	Clarify why the entire preliminary pro forma adjustment to reflect the amortization of intangible assets in connection with the SecuriMetrics acquisition has been presented as operating expense.

The pro forma adjustment has been revised to include amortization of intangibles to cost of revenues and operating expenses consistent with the response to Comment 48.

Information Regarding Viisage Business, page 121

Intellectual Property, page 130

50.	Please revise your discussion of Viisage’s intellectual property to provide a discussion of the duration and effect of all patents and trademarks held. See Item 101(c)(1)(iv) of Regulation S-K.

In accordance with your comment, Viisage has revised the Registration Statement on page 141 to provide a discussion of the duration and effect of its patents and trademarks.

Backlog, page 130

51.	Please revise your disclosure consistent with Item 101(c)(1)(viii) of Regulation S-K. For example, Reg S-K requires that you disclose the dollar amount of backlog orders believed to be firm and indicate the portion of the backlog not reasonably expected to be filled within the current fiscal year.

In accordance with your comment, Viisage has revised the Registration Statement on page 141 consistent with Item 101(c)(1)(viii) of Regulation S-K.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations of Viisage, page 134

52.	Consider expanding your “Introduction” to include management’s perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company’s executives focus on in evaluating financial condition and operating performance. What factors do management look at in assessing the strength or weakness of your business? What are the material operations, risks and challenges facing your company and how is management dealing with these issues? Refer to Release 33-8350 on our website at www.sec.gov.

In accordance with your comment, Viisage has revised the Registration Statement on pages 146-149.

Results of Operations, page 142

53.	Revise your MD&A to expand your disclosure regarding the impact on future results of operations of any known trends that are reasonably likely to have a material effect on your business as a whole. For example, in the Business section you identified certain trends within the advanced technology identity solutions industry, such as growth in government-initiated security programs, increasing cost of identity theft and financial fraud statutory mandates for secure document authentication. Revise your discussion in MD&A to the extent these trends are material to your operations. Alternatively, explain why any known trends are not likely to have a significant impact on your business.

In accordance with your comment, Viisage has revised the Registration Statement in its comparison of fiscal years ended December 31, 2005 and 2004 on pages 156-159 to expand its disclosure regarding the impact on future results of operations of known trends that are reasonably likely to have a material effect on its business as a whole.

54.	Revise your discussion of revenues to include a more detailed discussion of pricing pressure. For example, we note the net price per credential increases on contract extensions signed in 2003 were responsible for an increase of approximately $300,000 in fiscal 2003.

In accordance with your comment, Viisage has revised the discussion of revenues on pages 156-161 of the Registration Statement to include a more detailed discussion of factors affecting revenues over the periods presented.

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Valuation of Goodwill and Other Long-Lived and Intangible Assets, page 138

55.	We note your reference to independent valuations from third-party financial institutions here and several other places in your filing. Please note that when you refer to independent appraiser(s), you should identify the appraiser(s) and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Rule 436(b) of Regulation C. Alternatively, you may delete such references.

In accordance with your comment, Viisage has deleted the references to independent appraisers.

Liquidity and Capital Resources, page 152

56.	We note your disclosure, “We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating and debt service requirements for the next 12 months, as well as fund our acquisition strategy.” Clarify why you believe that your existing cash balances and anticipated cash flows from operations are sufficient to fund your acquisition strategy when it appears that the funds anticipated from the L-1 investment agreement are being used to fund your acquisitions. Advise or revise as appropriate.

In accordance with your comment, Viisage has revised the Registration Statement on page 164 to clarify why it believes that its existing cash balances and anticipated cash flows from operations are sufficient to fund its acquisition strategy.

Contractual Obligations, page 152

57.	Clarify why your contractual obligations table does not include the Fargo Electronic, Inc. purchase commitment noted on page F-25 of your filing. Advise or revise as appropriate.

In accordance with your comment, Viisage has revised the Registration Statement on page 164 to include the Fargo Electronic, Inc. purchase commitment.

Security Ownership of Certain Beneficial Owners and Management, page 165

58.	Please revise your table to show the percentage of common stock owned by all officers and directors as a group. See Item 403(b) of Regulation S-K.

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April 4, 2006

In accordance with your comment, Viisage has revised the table on page 173 of the Registration Statement to show the percentage of common stock owned by all officers and directors as a group.

Executive Compensation

Summary Compensation Table, page 170

59.	It appears that Mr. van Os’ retention bonus should be included in the bonus column rather than “All Other Compensation.” Please revise or advise.

In accordance with your comment, Viisage has revised the Registration Statement on page 176 to include Mr. van Os’ retention bonus in the bonus column.

Consolidated Statements of Operations, page F-8

60.	Tell us your consideration for separately presenting revenue and cost of revenue for your products and services on your consolidated statement of operations pursuant to Rule 5-03(b) of Regulation S-X. Explain why you have separately presented such information on your consolidated statements of operations for the three and nine months ended October 2, 2005. That is, explain why the presentations between periods are different.

Beginning with the second quarter of 2005, and in subsequent quarterly and annual reporting, Viisage began providing investors with additional detail by disaggregating revenues and related costs into product and service components. Accordingly, Viisage has revised the Registration Statement on page F-7 to separately present revenues and cost of revenues for its products and services on the statement of operations for all periods presented.

Note 2. Summary of Significant Accounting Policies

Research and Development Costs, page F-1

61.	Your disclosure indicates that you evaluate the criteria of SFAS No. 2 to account for your funded research and development efforts. Clarify why you believe that SFAS No. 2 provides guidance with respect to funded research and development efforts instead of SFAS No. 68. Tell us the specific criteria that you evaluate to determine the appropriate accounting for the funding received from these arrangements.

In the notes to Viisage’s consolidated financial statements for the year ended December 31, 2005, on page F-7, Viisage utilizes SFAS No. 68 to account for funded research and development efforts. See pages F-18 – F-19.

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Software Costs, page F-18

62.	Your disclosure states, “Costs related to software developed for internal use are expensed as incurred until technological feasibility has been reached.” This disclosure indicates that you are accounting for such costs pursuant to SFAS 86. Confirm that you apply SOP 98-1, paragraphs 19-30, to determine whether to capitalize or expense costs of software developed or obtained for internal use.

Viisage confirms that it applies SOP 98-1, paragraphs 19-30 to account for such costs. In addition, Viisage has revised the Registration Statement on page F-19 accordingly.

Note 12. Segment Reporting, Geographic Information and Major Customers, Page F-29

63.	You disclose that you changed your reporting structure from two reportable segments, Secure Credentials and Biometrics, to one in the fourth quarter 2004. We further note that you realigned your product and service revenues into three categories, State and Local, Federal and Commercial/ Emerging Markets; however, you believe that you operate in one reportable segment as your chief operating decision maker “evaluates performance based on revenues and total operating expenses of identity solution products and services across all markets and geographic regions.” Tell us when your chief operating decision maker began evaluating performance on a company wide basis. In addition, clarify what information is reviewed by your chief operating decision maker to make decisions about allocating resources to the three categories of your new internal reporting structure.

Viisage acquired three businesses in 2004, including the acquisition of Imaging Automation in October 2004. Viisage integrated the acquired businesses into an end-to-end product and service offering in the fourth quarter of 2004 to better address customer requirements. At the same time, customers were classified into various markets, including State and Local, Federal and Commercial/Emerging Markets, as well as geographic classification. The end-to-end solution includes all stages of the identity life-cycle: proofing, enrollment, issuance and usage of identification documents. Utilizing a process that began in the fourth quarter 2004, the chief operating decision maker, Viisage’s CEO, evaluates the performance of the end-to-end solution offering by reviewing revenues and gross margins at the customer level in the various markets described above and by reviewing departmental operating expense performance related to the sales and marketing, research and development and general and administrative functions at the consolidated level. Viisage’s management incentive programs are based on company-level performance consistent with the evaluation by the chief operating decision maker.

Please note that as discussed in Note 12 to Viisage’s consolidated financial statements, Viisage has determined that it operated in two segments as a result of the acquisition of IBT.

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Note 15. Acquisitions, page F-32

64.	We note that approximately $9.6 million or 7% of the total $127.9 purchase price of your fiscal year 2004 acquisitions of ZN Vision Technologies AG (“ZN”), Trans Digital Technologies Corporation (“TDT”) and Imaging Automation, Inc. was allocated to technology. Please address the following with respect to your allocation.

•	Describe for us, in reasonable detail, the process used to identify and value intangible assets to be acquired in connection with this acquisition. Explain how that process complied with the guidance of SFAS 141, paragraphs 37.e, 39 and A14-A28. In this respect, we note that “ZN is a leading German provider of face recognition and computer vision products and services” and “TDT is a sole source provider of high security technology and services.”

•	Tell us your consideration of the disclosure requirements of paragraph 51(b) of SFAS 141, which requires a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.

Please note that aggregate total intangible assets related to the 2004 acquisitions were $26.5 million or 26% of the aggregate purchase price consideration of $103.5 million (total value of acquired assets of $128 million less assumed liabilities of $24.5 million). Although completed technology aggregates $9.6 million, customer contacts and intangibles, mostly related to the TDT acquisition, aggregate $16.3 million and other intangibles aggregate $.6 million.

Prior to the acquisitions of ZN, TDT, and Imaging Automation, Viisage performed business, technical and legal due diligence. In addition, Viisage obtained audited financial statements as required under Regulation SX, Article 3.05. In the course of these processes, Viisage’s management obtained knowledge of the acquired businesses and made inquiries regarding the existence and value of identifiable intangible assets, including specific inquiries regarding the existence of research and development projects that could be deemed to be in-process research and development. Based on this analysis and after considering the requirements of SFAS 141, Paragraphs 37.e, 39 and A-14 to A-28, Viisage identified patented and unpatented technology, software licenses, customer contracts and other intangible assets. In each acquisition, Viisage subsequently engaged a third party valuation firm to prepare analyses and a valuation of the intangible assets, the results of which were reflected in the financial statements. The resulting valuations indicated that the fair value of intangible assets represented approximately 21%, 37%, and 17% of the purchase price consideration of ZN, TDT and Imaging Automation, respectively. Viisage believes it has complied with the requirements of SFAS 141 and has identified and valued all the intangible assets for which separate recognition in the financial statements is required.

Securities and Exchange Commission

April 4, 2006

Viisage has included the disclosure requirements of paragraph 51(b) in Note 15 of the financial statements included in the Registration Statement.

Annex B—Fairness Opinion of USBX

65.	You state that the fairness opinion is “solely intended for the benefit and use of Acquiror’s Board of Directors and as such, other than the Acquiror’s registration statement filed with the SEC in connection with the Transaction (in which this Opinion may be included in whole but not in part), is not to be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent” (emphasis added). This statement appears to be inconsistent with your S-4 disclosure that addresses the fairness to shareholders of the proposed transaction. Shareholders are entitled to rely upon all disclosure contained in the registration statement/proxy, especially as it relates to this fairness of the exchange ratio, from a financial point of view, to them. Please see section II.D.1 of the November 14, 2000 Corp Finance Current Issues Outline. This comment also applies to similar language found in Annex C—Fairness Opinion of Janney Montgomery Scott LLC.

In accordance with your comment, Viisage and Identix have revised the Registration Statement on pages 69 and 78.

Part II

Item 22. Undertakings

66.	Please ensure that you have included all the relevant undertakings. In this regard, please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

In accordance with your comments, Viisage has revised the Registration Statement to include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

Form 8-K filed March 2, 2006

67.

We note your use of non-GAAP financial measures (i.e. EBITDA) excludes a number of recurring items. Demonstrate the usefulness of your non-GAAP measures in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As part of your response, ensure to demonstrate the way that management uses the non-GAAP measure to conduct or evaluate your business. If you are able to overcome the burden of demonstrating the usefulness of this

Securities and Exchange Commission

April 4, 2006

measure, tell us how you have addressed all of the disclosures identified in Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. This guidance includes a requirement to disclose a reconciliation of the non-GAAP measure to its most directly comparable financial measure calculated and presented in accordance with GAAP.

The use of a non-GAAP financial measure, EBITDA, in Viisage’s Form 8-K filed March 2, 2006 related to disclosure in a press release issued by Viisage on that date regarding its fourth quarter 2005 financial results. In the press release, Viisage provided pro forma guidance for its 2006 fiscal year of pro forma combined revenue of $235 million and pro forma combined EBITDA of $43 million. This guidance reflects the combined results of Viisage, Identix and SecuriMetrics for calendar year 2006 and was intended to provide the investing community with relevant indicators of the size of the combined entity. The actual closing date for SecuriMetrics was February 17, 2006 and the expected closing date for Identix is expected to be on or about May 31, 2006. Moreover, the EBITDA guidance reflects planned synergies as if they had been achieved at the beginning of 2006. The combined entity will take some time to integrate in order to realize expected operating synergies which result in the combined pro forma EBITDA and the restructuring costs related to the achievement of the synergies have not been quantified. Consequently, it is not practicable to provide a reconciliation of pro forma combined net income to pro forma combined EBITDA.

As noted in the press release, Viisage uses EBITDA to establish internal budgets and goals, manage its business, and evaluate performance. Viisage also believes that EBITDA helps to illustrate underlying operating trends in the Company’s business since it eliminates certain cash charges (interest and taxes) that do not contribute to the operating performance of its business and eliminates non-cash charges (depreciation and amortization) that do not impact the Company’s cash flows. When Viisage has used EBITDA as a measure of historical performance, Viisage has provided a reconciliation of that non-GAAP measure to the most directly comparable GAAP financial measure, net income (loss). For examples of such reconciliation, Viisage respectfully directs the Staff’s attention to Viisage’s press releases dated June 30, 2005 (reporting first quarter 2005 financial results), August 2, 2005 (reporting second quarter 2005 financial results) and November 1, 2005 (reporting third quarter 2005 financial results). In those releases, Viisage provided the reconciliation in a tabular format showing investors the reconciliation of net loss to EBITDA by adding back interest, taxes, depreciation and amortization. Viisage did not exclude any other recurring items to calculate EBITDA as illustrated in the reconciliations.

Securities and Exchange Commission

April 4, 2006

Identix Incorporated

Form 10-K for the fiscal year ended June 30, 2005

Exhibits 31.1 and 31.2

68.	Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005). available on our website at www.sec.gov. We note, for example, that these exhibits include the titles “Chief Executive Officer of Identix Incorporated” and “Chief Financial Officer of Identix Incorporated” from the lead-in of the certification and refer to “annual” report in item No. 1. These exhibits are also undated. Please confirm that Dr. Atick and Ms. Lindsoe signed these exhibits on or about the date that the report was filed and in their personal capacity, rather than as CEO and CFO, as required by Item 601(b)(31). Other than as to the dates thereof, this comment also applies to exhibits 31.1 and 31.2 to your Forms l0-Q for the quarters ended September 30 and December 31, 2005.

Identix confirms that Dr. Atick and Ms. Lindsoe signed exhibits 31.1 and 31.2 of the Identix’ Form 10-K for the fiscal year ended June 30, 2005 on the filing date. In addition, Identix hereby confirms that the inclusion of the titles of the Chief Executive Officer and Chief Financial Officer in the introductory paragraphs of the certifications required by Item 601(b)(31) of Regulation S-K and included in Identix Form 10-K for the fiscal year ended June 30, 2005 and Forms 10-Q for the quarters ended September 30 and December 31, 2005 was not intended to limit the capacity in which Dr. Atick and Ms. Lindsoe provided the certifications. In future filings, Identix will omit the titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2005

69.	We note your disclosure that your disclosure controls and procedures are designed to ensure that information required to be disclosed in your Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. However, this is not the full definition of disclosure controls and procedures set forth in Rule 13a-15(e). Please tell us if your disclosure controls and procedures are also designed to ensure that and that such information is accumulated and communicated to the your management, including your CEO/CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 4 disclosure in the Form 10-Q for the quarter ended December 31, 2005.

Securities and Exchange Commission

April 4, 2006

Identix confirms that its disclosure controls and procedures are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to its management, including the CEO/CFO, as appropriate, to allow timely decisions regarding required disclosure. In future filings, Identix will include the full definition of disclosure controls and procedures set forth in Rule 13a-15(e).

Form 10-Q for the quarter ended December 30, 2005

70.	We note your disclosure that were no changes in your internal control over financial reporting, other than those described in the previous paragraph, identified in connection with your evaluation that occurred during your first fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. However, we note that the paragraph preceding this statement is identical to your description of the remedial measures taken during the quarter ended September 30, 2005, as disclosed in Item 4 of the Form 10-Q for the quarter ended September 30, 2005. Please tell us if there was any change in your internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please note when there is a change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, you should simply disclose there was such a change, rather than stating that “other than those described [elsewhere]” there were no changes to internal controls over financial reporting.

Identix confirms that there were no changes in its internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Identix will include the disclosure in its proper format in its future filings.

* * * * * *

Viisage will furnish a letter at the time it requests acceleration of the Registration Statement making the acknowledgments referred to in the Comment Letter.

Securities and Exchange Commission

April 4, 2006

Please direct any general questions or comments concerning this letter, and any requests for additional information to the undersigned at (617) 248-4020 or to Frederick P. Callori at (617) 248-5239.

Very truly yours,

/s/ Charles J. Johnson

Charles J. Johnson

cc:	Chris White, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Rebekah Toton, Securities and Exchange Commission

Elliot J. Mark, Esq.

Frederick P. Callori, Esq.